EXHIBIT 99.1

Adecco opens staffing services partnership in China

Cheserex, Switzerland, July 14, 2004: Adecco, the world's largest staffing company, today announces that Adecco Hong Kong has signed a Cooperative Working Agreement with Fesco Shanghai to promote temporary staffing services in Shanghai and its surrounding region.

Chinese regulations do not at present allow foreign recruitment companies to act as the legal employer of staff assigned to work in clients' companies. Fesco (Shanghai Foreign Services Co, Ltd), the largest state-owned Human Resources company in China (with the biggest market share in Shanghai), is authorised by the government to handle such services.

Within the scope of this Cooperative Working Agreement, Adecco and Fesco will share their respective knowledge and expertise. Adecco will seek clients, negotiate the terms and conditions of the contracts together with Fesco and will assist Fesco in the recruitment process. For its part, Fesco will handle all the administrative aspects of the employment relationship such as hiring application process and payroll. Adecco will commit to deliver the high quality level of service that all its clients are seeking and, as their relationship manager, will remain their single point of contact.

With this Agreement, Adecco will for the first time be able to assist its international clients to set up or to expand their operations in Shanghai and the region, providing them with a flexible and adequate workforce whose legal employer will be Fesco Shanghai.

Jerome Caille, Group CEO of Adecco S.A., said: "This collaboration is a first step in promoting and developing temporary assignments in China, potentially the world's largest staffing services market. We are looking for the Fesco agreement to provide a successful model of industry and Chinese best practice, which can be expanded to other major cities in China over the years ahead."

Gu Jiadong, CEO of Fesco Shanghai said: "China is now receiving the largest amount of foreign direct investment of any country in the world. With the dramatic growth of its economy and its rich resources in terms of manpower, there is little doubt that it will become the largest staffing services market in the world. This collaboration is the first of its kind, made between two giants, to promote staffing services in China and will bring together the complementary strengths of an international business model with local best practise. We are looking forward to creating value for our local clients and to the closer cooperation with Adecco in the near future."

-ENDS-

NOTES TO EDITORS

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 600,000 associates with business clients each day through its network of 28,000 employees and more than 5,800 offices in 70 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions, Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses and LHH Career Services encompasses our portfolio of outplacement and coaching.

Adecco S.A. is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marche (12819).

Further information can be found at www.adecco.com

About Fesco Shanghai

Fesco Shanghai occupies the leading position in China in Human Resources and is the leading human resources provider in Shanghai, demanding approximately 60% of Shanghai and 20% of the PRC human resource market. Additionally, Fesco Shanghai supplements its resource capability with a national network of five wholly-controlled subsidiaries and forty cooperative partners. For the time being, Fesco Shanghai holds 75,000 local staff assigned to over 6,000 clients, most of which are non-native companies. Fesco Shanghai has a rich experience in handling recruitment, professional employment organisations, benefits, outsourcing and payroll management.

Further information can be found at www.efesco.com

FOR FURTHER INFORMATION CONTACT

Adecco
Helene Krieff
General Manager HK & China
Tel +852 2830 0110
mailto:Helene.krieff@adecco-asia.com

Michael Smith
Director, Shanghai & Beijing
Tel +86 21 6390 6618
mailto:Michael.smith@adeccojob.com

Simon Barker
Cubitt Consulting
Tel +44 20 7367 5119
mailto:simon.barker@cubitt.com

Fesco Shanghai
Wilson Lee
Deputy General Manager
Tel +86-21-63859969
mailto:lidong@efesco.com

Jenny Zhou
Public Relation Director
Tel:+86-21-63721888
mailto:zhoujin@efesco.com